                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                NETWORK SIX, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   640901 203
                                 (CUSIP Number)

                             Asher S. Levitsky P.C.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 21, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
              (4), check the following box. [_]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
              See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 640901 203                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alliance Capital Investment Corp., 11-3250666

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-                                                       0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    52,842                                                  6.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-                                                       0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    52,842                                                  6.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     52,842

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

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CUSIP No. 640901 203                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stacie Greene

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-                                                       0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    52,842                                                  6.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-                                                       0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    52,842                                                  6.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     52,842

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

CUSIP No. 640901 203                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jericho Capital Corp. SEP f/b/o Kenneth Greene, 11-3206326

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,500                                                   1.0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-                                                       0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,500                                                   1.0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-                                                       0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     EP

________________________________________________________________________________

CUSIP No. 640901 203                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kenneth Greene

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-                                                       0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,500                                                   1.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-                                                       0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,500                                                   1.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

Item 1.  Security and Issuer.

            This Schedule 13D relates to the common stock, par value $.10 per share ("Common Stock"), of Network Six, Inc., a Rhode Island corporation (the "Issuer"). The principal address of the Issuer, as reported in its filings with the Securities and Exchange Commission, is 475 Kilvert Street, Warwick, Rhode Island 02886.

Item 2. Identity and Background.

            The filing parties are Alliance Capital Investment Corp. ("Alliance"), Ms. Stacie Greene, Jericho Capital Corp. SEP f/b/o Kenneth Greene ("Jericho SEP"), and Mr. Kenneth Greene.

            A.         Set forth below is information concerning Alliance:

                       (i) The name of the filing party is Alliance Capital Investments Corp., a Nevada corporation.

                       (ii) The address of Alliance is 125 West Shore Road, Huntington, New York 11743

                       (iii)      Alliance is a private investor.

                       (iv) During the past five years Alliance has not been convicted in a criminal proceeding.

                       (v) During the last five years Alliance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            B. Set forth below is information concerning Ms. Stacie Greene, who is the sole executive officer and controlling party of Alliance.

                       (i)        The name of the filing party is Ms. Stacie
Greene.

                       (ii) Ms. Greene's business address is 125 West Shore Road, Huntington, New York 11743

                       (iii) Ms. Greene is president of Alliance and is a private investor.

                       (iv) During the past five years Ms. Greene has not been convicted in a criminal proceeding.

                       (v) During the last five years Ms. Greene has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       (vi)       Ms. Greene is a citizen of the United States.

            C.        Set forth below is information concerning the Jericho SEP:

                      (i) The name of the filing party is Jericho Capital Corp. SEP f/b/o Kenneth Greene. Jericho Capital Corp. ("Jericho") is a Nevada corporation.

                      (ii) The address of the Jericho SEP is 125 West Shore Road, Huntington, New York 11743

                      (iii)      Jericho SEP is an SEP plan.

                      (iv) During the past five years neither Jericho nor the Jericho SEP has been convicted in a criminal proceeding.

                      (v) During the last five years neither Jericho nor the Jericho SEP has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            D. Set forth below is information concerning Mr. Kenneth Greene, the person who controls the Jericho SEP.

                      (i)        The name of the filing party is Mr. Kenneth
Greene.

                      (ii) Mr. Greene's business address is 125 West Shore Road, Huntington, New York 11743

                      (iii) Mr. Greene is a private investor. He is also president of Jericho, which is a private investor.

                      (iv) During the past five years Mr. Greene has not been convicted in a criminal proceeding.

                      (v) During the last five years Mr. Greene has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                      (vi)       Mr. Greene is a citizen of the United States.

Item 3.  Source and Amount of Funds and Other Consideration.

            Alliance purchased an aggregate of 52,842 shares of Common Stock for an aggregate of approximately $97,300 using its available working capital.

            The Jericho SEP purchased an aggregate of 8,500 shares of Common Stock for an aggregate of approximately $10,100, using funds in the plan.

Item 4.  Purpose of Transaction.

         Alliance and the Jericho SEP purchased the shares of Common Stock as investments. They may make additional purchases of Common Stock depending on the market price of the stock. They may also dispose of their shares depending on market conditions. Neither Alliance, the Jericho SEP, Ms. Greene or Mr. Greene have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) Alliance owns 52,842 shares of Common Stock, representing 6.4% of the outstanding shares of Common Stock. The Jericho SEP owns 8,500 shares of Common Stock, representing 1.0% of the outstanding shares of Common Stock.

         (b) As a result of her position of the sole executive officer of Alliance, Ms. Stacie Greene has shared power with Alliance to vote or direct the vote and to dispose of or direct the disposition of the shares of Common Stock owned by Alliance.

             As a result of his position as the sole beneficiary of the Jericho SEP, Mr. Kenneth Greene has shared power with the Jericho SEP to vote or direct the vote and to dispose of or direct the disposition of the shares of Common Stock owned by the Jericho SEP.

         (c) Set forth below is information as to purchase of Common Stock by Alliance and the Jericho SEP during the sixty days prior to the date of this
Schedule 13D:

                  (i)      Alliance

              Date                      Number of Shares         Price Per Share
              ----                      ----------------         ---------------
              12/8/00                     5,000                   $3.02
              12/19/00                    9,300                    1.7325
              12/21/00                   29,000                    1.625
              12/27/00                    2,000                    1.4876


                  (ii)     Jericho SEP

              Date                      Number of Shares         Price Per Share
              ----                      ----------------         ---------------
              12/28/00                    8,500                   $1.1875


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1.  Joint filing agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

         Dated December 28, 2000

                                        ALLIANCE CAPITAL INVESTMENT CORP.


                                        By:
                                           -------------------------------------
                                              Stacie Greene, President


                                        ----------------------------------------
                                        Stacie Greene

                                        JERICHO CAPITAL CORP. SEP F/B/O
                                        KENNETH GREENE


                                        By:
                                           -------------------------------------
                                              Kenneth Greene



                                        ----------------------------------------
                                        Kenneth Greene